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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
     RULES 13d-1(b), (c) AND (d) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)
                               (AMENDMENT No. 5)


                                  IHOP CORP.
                       --------------------------------
                               (Name of Issuer)



                    Common Stock, par value $.01 per share
          ----------------------------------------------------------
                        (Title of Class of Securities)



                                  449623-10-7
                   -----------------------------------------
                                (CUSIP Number)



                 December 31, 2000 (fiscal year end of Issuer)
   ------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

                               Page 1 of 5 Pages
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-----------------------                                  ---------------------
CUSIP NO.  449623-10-7              13G                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard K. Herzer

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,560,971

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,524,065

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          36,906
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,560,971
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.49%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages
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Item 1(a).     Name of Issuer:

               IHOP Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               450 North Brand Boulevard
               Glendale CA 91203

Item 2(a).     Name of Person Filing:

               Richard K. Herzer

Item 2(b).     Address of Principal Business Office or, if none, residence:

               450 North Brand Boulevard
               Glendale CA 91203

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:

               449623-10-7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4.        Ownership:

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2),if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                    (a)  Amount Beneficially Owned:  1,560,971
                    (b)  Percent of Class:   7.49%
                    (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote: 1,560,971

                               Page 3 of 5 Pages
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                    (ii)   shared power to vote or to direct the vote:    0
                    (iii) sole power to dispose or to direct the disposition of: 1,524,065
                    (iv) shared power to dispose or to direct the disposition of: 36,906

               The undersigned disclaims beneficial ownership of 636,255 shares held in trust pursuant to the International House of Pancakes Employee Stock Ownership Plan (the "ESOP"). The undersigned possesses shared dispositive power with respect to these shares by virtue of his membership on the Administrative Committee of the ESOP.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

                               Page 4 of 5 Pages
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 14, 2001
                                                ________________________________
                                                           (Date)

                                                /s/ Richard K. Herzer
                                                ________________________________
                                                      RICHARD K. HERZER

                               Page 5 of 5 Pages